Exhibit 99.1

Maris-Tech is Expanding its Operations in the U.S.

Leading Video and AI-based Edge Computing Company
Establishes U.S. Subsidiary to Accelerate Growth in the U.S. Defense and Homeland Security Sectors

Rehovot, Israel, Oct. 10, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (AI)-based edge computing technology, today announced a major expansion into the U.S. market with the establishment of its new subsidiary, Maris North America Inc. (“Maris North America”).

The move marks a significant milestone in Maris-Tech’s ongoing global growth and reaffirms the Company’s commitment to delivering cutting-edge solutions for the defense and homeland security (HLS) sectors – both undergoing major growth in the U.S. The HLS market is predicted to be worth US$264.98 billion by 2034 at a CAGR of 6.01% from 2024 to 2034, and the defense market is forecasted to grow by US$169.43 billion at a CAGR of 4.91% between 2023 and 2028.

Maris North America will serve as the strategic hub for Maris-Tech’s operations across the U.S., further enhancing its ability to deliver localized support and forge new business relationships in North America.

In line with this expansion, we have entered into consulting agreements with two highly experienced business development, marketing and sales professionals, who we believe will be instrumental in driving growth and capturing new opportunities in the U.S. market. These new consultants bring extensive expertise in the defense and HLS industries, and their contributions will be essential as Maris-Tech continues to build its U.S. customer base.

“Our decision to establish Maris North America is a significant step in our global expansion strategy,” said Israel Bar, CEO of Maris-Tech. “With the engagement of two industry-leading consultants, we are confident that we can establish a strong foothold in the U.S. defense and homeland security markets. We expect our U.S. presence to boost our sales efforts and enable us to deliver more tailored, localized support to our growing customer base across North America.”

With its innovative AI-driven video solutions, Maris-Tech continues to deliver high-performance edge computing technology that enhances situational awareness and operational efficiency for customers worldwide.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing Maris-Tech’s ongoing global growth and specifically growth and new future opportunities in the U.S. market, growth estimations of the HLS and the defense market, that Maris North America will increase sales efforts and further enhance the Company’s ability to deliver localized support and forge new business relationships in North America, that the two new consultants will be instrumental in driving growth and capturing new opportunities in the U.S. market, and that the U.S. presence will be critical as Maris-Tech continues to build its U.S. customer base. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, Chief Financial Officer

Tel: +972-72-2424022

Nir@maris-tech.com